Exhibit 99.1

Press Release

Chi-Med Highlights Clinical Data to be Presented at the Upcoming ASCO20 Virtual Scientific Program

London: Thursday, May 14, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces that new and updated analyses on the ongoing studies of savolitinib, surufatinib, and fruquintinib will be presented at the upcoming ASCO20 Virtual Scientific Program, taking place on May 29-31, 2020.

Chi-Med plans to hold a conference call on the following Monday, June 1, to discuss the results.

SAVOLITINIB

Title:	Phase II study of savolitinib in patients (pts) with pulmonary sarcomatoid carcinoma (PSC) and other types of non-small cell lung cancer (NSCLC) harboring MET exon 14 skipping
Lead Author:	Shun Lu, MD, PhD., Shanghai Chest Hospital, Shanghai Jiao Tong University
Session:	Lung Cancer—Non-Small Cell Metastatic
Abstract Number:	9519

Title:	SAVOIR: A phase III study of savolitinib versus sunitinib in pts with MET-driven papillary renal cell carcinoma (PRCC)
Lead Author:	Toni K. Choueiri, MD, Dana-Farber Cancer Institute and Harvard Medical School
Session:	Genitourinary Cancer—Kidney and Bladder
Abstract Number:	5002

SURUFATINIB

Title:	Efficacy and safety of surufatinib in United States (US) patients (pts) with neuroendocrine tumors (NETs)
Lead Author:	Arvind Dasari, MD, MS, MD Anderson Cancer Center
Session:	Gastrointestinal Cancer—Gastroesophageal, Pancreatic, and Hepatobiliary
Abstract Number:	4610

Title:	Health-related quality-of-life results from SANET-ep: A phase III study of surufatinib versus placebo for advanced extrapancreatic neuroendocrine tumors
Lead Author:	Chunmei Bai, MD, Peking Union Medical College Hospital
Session:	Gastrointestinal Cancer—Gastroesophageal, Pancreatic, and Hepatobiliary
Abstract Number:	4613

FRUQUINTINIB (Publication only)

Title:	Early carcinoembryonic antigen (CEA) dynamics to predict fruquintinib efficacy in FRESCO, a 3+ line metastatic colorectal carcinoma (mCRC) phase III trial
Lead Author:	Yuxian Bai, Harbin Medical University Cancer Hospital
Abstract Number:	e16001

Title:	Efficacy and safety of fruquintinib in the treatment of poor patients with metastatic gastrointestinal cancer
Lead Author:	Yanzhi Cui, MD, Tumour Institute, Fourth Hospital of Hebei Medical University
Number:	e16028

About Savolitinib

Savolitinib is an inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors.  Chi-Med designed savolitinib to be a potent and highly selective oral inhibitor, which, through chemical structure modification, addresses human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors.  In clinical studies to date, involving over 1,000 patients, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in multiple tumor types with an acceptable safety profile.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with vascular endothelial growth factor receptor (VEGFR) and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells.  Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies.

A New Drug Application (“NDA”) for surufatinib for the treatment of patients with advanced non-pancreatic NET was accepted for review by the China National Medical Products Administration (NMPA) and granted Priority Review status in December 2019.  A second NDA for surufatinib for the treatment of patients with advanced pancreatic NET is being prepared for submission.  We are preparing for regulatory interactions in the U.S., Europe and Japan to confirm clinical development and path to registration.  In the U.S., surufatinib was granted Fast Track Designations for development in pancreatic and non-pancreatic (extra-pancreatic) NET, and Orphan Drug Designation for pancreatic NET.  Additionally, surufatinib is in several late-stage and proof-of-concept trials in China, including in combination with immunotherapies, and proof-of-concept clinical trials in the U.S.

Chi-Med currently retains all rights to surufatinib worldwide.

About Fruquintinib

Fruquintinib is a highly selective and potent oral inhibitor of VEGFR 1/2/3.  VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis.  Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage.  The generally good tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may be highly suitable for combinations with other anti-cancer therapies.

Fruquintinib was approved for marketing in China by the NMPA in September 2018 and commercially launched by Eli Lilly and Company (“Lilly”) in late November 2018 under the brand name Elunate®, for the treatment of patients with metastatic colorectal cancer (“CRC”).  We also intend to initiate a Phase III registration study for CRC in the U.S., Europe and Japan.  A Phase III registration study is also ongoing in China for the treatment of patients with gastric cancer, in combination with paclitaxel.  Additionally, fruquintinib is in several other proof-of-concept trials in China and the U.S., including in combination with immunotherapies.

Chi-Med retains all rights to fruquintinib outside of China and is partnered with Lilly in China.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China.  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of fruquintinib, surufatinib and savolitinib, the further clinical development for fruquintinib, surufatinib and savolitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidates fruquintinib, surufatinib and savolitinib, including as a combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of fruquintinib, surufatinib and savolitinib for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500